Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 8, 2015

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Scharf Fund (S000035415)
Scharf Balanced Opportunity Fund (S000039497)
Scharf Global Opportunity Fund (S000046127)

Dear Ms. Hatch:

This correspondence is being filed in response to your oral comments and suggestions of April 6, 2015, to the Trust’s preliminary proxy statement (“PRE 14A”), which was filed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, on April 1, 2015.  The purpose of the proxy statement is to seek shareholder approval of a new investment advisory agreement between Scharf Investments, LLC (the “Adviser” or “Scharf Investments”) and the Trust, on behalf of the Scharf Fund, Scharf Balanced Opportunity Fund and Scharf Global Opportunity Fund (each, a “Fund” and collectively, the “Funds”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the PRE 14A, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the proxy statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment: In the letter to shareholders from the President of Scharf Investments, in the second to last sentence of the second paragraph, please modify the sentence to state that “The agreement will be substantially identical to the current advisory agreement.”

Response: The Trust responds by revising the sentence as follows (changes highlighted):

“The agreement will be substantially identical to the current advisory agreement.”

2.
Staff Comment: Supplementally, please verify that the Adviser will not be able to recoup fees previously waived if it would cause the expense ratio to exceed the expense cap at the time the fees were waived.

Response: The Trust responds supplementally by verifying that the Adviser will not be able to recoup fees previously waived if it would cause the expense ratio to exceed the expense cap at the time the fees were waived in the event that the expense cap was lower at the time the fees were waived than at the time of recoupment.

3.
Staff Comment: In the section entitled “Board Recommendation of Approval” in the second paragraph, the Staff noted that the Adviser currently manages other accounts with substantially similar objectives, policies, strategies and risks as the Funds.   Does the Adviser manage any other mutual funds with similar objectives, policies, strategies and risks as the Funds?  If yes, please provide the information required by Item 22(c)(10) of Schedule 14A.

Response: The Trust responds supplementally by confirming that the Adviser does not currently manage other mutual funds with substantially similar objectives, policies, strategies and risks as the Funds.

4.
Staff Comment: In the third full paragraph on page 8 with respect to the Scharf Global Opportunity Fund, please clarify whether the Board is referring to the total expense ratio or the net expense ratio of the Fund.

Response: The Trust responds supplementally by clarifying that the total expense ratio refers to the total fund operating expenses, after waiver, and therefore believes that the reference is appropriate in this context.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (414) 765-6611.

Very truly yours,

/s/ Michelle M. Nelson
Michelle M. Nelson, Esq.
Secretary
Advisors Series Trust